INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 1999 and 1998, and the related statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE
DELOITTE & TOUCHE LLP

February 9, 2000

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KAAHUMANU CENTER ASSOCIATES

BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

ASSETS
                                            1999             1998
Current Assets
  Cash                                    $ 504,712       $ 404,688
  Accounts receivable - less allowance of
       $107,707  and  $206,402
        for  doubtful  accounts             618,900         558,272
  Prepaid expenses                           64,305          76,084

     Total Current Assets                 1,187,917       1,039,044

Property
  Land and land improvements              6,054,330       6,050,064
  Buildig                                81,879,796      81,529,259
  Furniture, fixtures and equipment       5,128,820       5,047,416
  Construction in process                 1,348,581          60,227

     Total Property                      94,411,527      92,686,966
  Accumulated depreciation               22,134,416      18,826,086

     Net Property                        72,277,111      73,860,880

Other Assets                              1,700,997       2,310,999

Total Assets                            $75,166,025     $77,210,923

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Current portion of long-term debt      $1,018,643       $ 948,517
  Accounts payable                          690,470         825,831
  Due  to  Maui  Land &
    Pineapple Company,  Inc.              1,153,658         333,290
  Other current liabilities                 105,764          92,312

     Total Current Liabilities            2,968,535       2,199,950

Long-Term Liabilities
  Long-term debt                         60,266,149      61,284,878
  Other long-term liabilities                86,204          80,688

     Total Long-Term Liabilities         60,352,353      61,365,566

Partners' Capital                        11,845,137      13,645,407

Total Liabilities
  and Partners' Capital                 $75,166,025     $77,210,923

See notes to financial statements.

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KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997




                                 1999           1998           1997

Revenues
  Rental income - minimum     $7,472,086     $7,235,108     $7,521,860
  Rental income - percentage   1,112,419      1,029,760        874,362
  Other operating income - primarily
     recoveries from tenants   5,921,174      5,359,743      5,548,824

Total Revenues                14,505,679     13,624,611     13,945,046


Costs and Expenses
  Utilities                    2,668,013      2,427,054      2,689,715
  Payroll and related costs    2,087,090      1,976,969      1,938,328
   Depreciation
    and amortization           3,539,544      3,452,639      3,349,654
  Interest                     5,369,013      5,447,733      5,522,235
  Repairs and maintenance        570,175        652,390        545,817
  General excise taxes           566,518        530,313        547,949
  Real property taxes            315,005        314,181        305,842
  Insurance                      366,253        278,605        320,284
  Provision for
   doubtful accounts              57,349        327,914        360,788
  Advertising and promotions     204,328        158,493        148,972
  Management fee                 268,264        258,275        262,380
  Professional fees              143,646        175,971        191,915
  Other expenses                 150,751        103,414         71,305

Total Costs and Expenses      16,305,949     16,103,951     16,255,184

Net Loss                     $(1,800,270)   $(2,479,340)   $(2,310,138)




See notes to financial statements.


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KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                             State of
                                               Hawaii
                              Maui Land &    Employees'
                              Pineapple           Retirement
                              Company, Inc.    System            TOTAL


Partners' Capital (Deficit),
  December 31, 1996           $(7,125,504)   $23,900,389    $16,774,885

Cash Calls                        830,000        830,000      1,660,000

Net Loss - 1997                (1,155,069)    (1,155,069)    (2,310,138)

Partners' Capital (Deficit),
  December 31, 1997            (7,450,573)    23,575,320     16,124,747

Net Loss - 1998                (1,239,670)    (1,239,670)    (2,479,340)

Partners' Capital (Deficit),
  December 31, 1998            (8,690,243)    22,335,650     13,645,407

Net Loss - 1999                  (900,135)      (900,135)    (1,800,270)

Partners' Capital (Deficit),
  December 31, 1999           $(9,590,378)   $21,435,515    $11,845,137




See notes to financial statements.


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KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                 1999           1998           1997
Operating Activities:
  Net Loss                    $(1,800,270)   $(2,479,340)   $(2,310,138)
  Adjustments to reconcile
     net loss to cash provided
     by operating activities:
      Depreciation
       and amortization         3,539,544      3,452,639      3,349,654
      Loss on property disposals   88,074           --               --
     (Increase) decrease in accounts
       receivable                 (60,628)      (239,868)       161,743
     Increase (decrease) in
       accounts payable           609,583        548,765       (337,831)
     Increase in noncurrent
       accounts receivable       (285,546)      (192,282)      (139,743)
     Net change in other operating
       assets and liabilities      30,747         77,282         (9,734)
Net Cash Provided by
     Operating Activities       2,121,504      1,167,196        713,951

Investing Activities:
  Purchases of property        (1,831,275)      (414,746)    (1,344,934)
  (Increase) decrease in
     restricted cash              758,398        (30,641)       144,669
Net Cash Used in
     Investing Activities      (1,072,877)      (445,387)    (1,200,265)

Financing Activities:
  Payments of long-term debt     (948,603)      (870,000)      (797,799)
  Proceeds from cash calls             --             --      1,660,000
Net Cash Provided by (Used in)
     Financing Activities        (948,603)      (870,000)       862,201

Net Increase (Decrease) in Cash   100,024       (148,191)       375,887

Cash, Beginning of Year           404,688        552,879        176,992

Cash, End of Year                $504,712       $404,688       $552,879

See notes to financial statements.

KAAHUMANU CENTER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

ORGANIZATION

Kaahumanu Center Associates (the Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the partnership is to finance the expansion and renovation of and to own and operate the Kaahumanu Shopping Center (the Center).

The Center is a regional shopping mall located in Kahului, Maui. Prior to the expansion, the Center consisted of approximately 315,000 square feet of gross leasable area. The expansion and renovation which was completed in November 1994, increased the Center to approximately 573,000 square feet of gross leasable area.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

Property - Property which was contributed to the partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
Depreciation is computed using the straight-line method.

Advertising and Promotion - The cost of advertising and sales promotion activities is expensed as incurred.

Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.


PARTNERSHIP AGREEMENTS

Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership.

ERS originally contributed $312,000 for a one- percent interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

In 1997 the Partnership received cash of $1,660,000 from the partners pursuant to cash calls.

Allocations and Distributions - Profit and loss allocations and cash distributions of the partnership are based on the ownership interests of the partners.

ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 1999 were $11 million each for ML&P and ERS.

Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met, could result in termination of the Agreement. The tests were not met in 1999, but termination of the Agreement is not presently being considered.

ML&P as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.


SUPPLEMENTAL CASH FLOW INFORMATION
1. Purchases of property of $75,000 is included in accounts payable at December 31, 1999.

2  Interest paid during 1999, 1998 and 1997 was $5,369,000,
   $5,448,000 and $5,522,000, respectively.


RELATED PARTY TRANSACTIONS

Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 1999, 1998 and 1997, ML&P charged the Partnership $268,000, $258,000 and $262,000, respectively, for management fees.

The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 1999, 1998, and 1997 ML&P charged the Partnership $2,417,000, $2,303,000 and $2,240,000,
respectively, for payroll and other costs and expenses.

ML&P generates a portion of the electricity which is used by the Center. In 1999, 1998, and 1997 ML&P charged the Partnership
$2,263,000, $2,144,000 and $2,312,000, respectively, for
electricity.

Amounts due to ML&P for management fees, electricity and reimbursable costs were
$1,154,000 and $333,000 as of December 31, 1999 and 1998,
respectively.

OTHER ASSETS

Other Assets at December 31, 1999 and 1998 consisted of the following:

                                 1999                1998

Deferred costs                $  719,171          $  856,321
Restricted cash                       --             758,398
Noncurrent accounts receivable   981,826             696,280

     Total Other Assets       $1,700,997          $2,310,999

Deferred costs are primarily leasing consultation costs and are net of amortization of $845,000 and $721,000, respectively, at December 31, 1999 and 1998. Restricted cash represents proceeds from the mortgage loan which are reserved for additional expansion costs, as well as a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement. The balance at December 31, 1998 was expended for property additions in 1999. The Partners agreed to waive the required reserve for the year ended December 31, 1999.

Noncurrent accounts receivable represents the excess of minimum rental income recognized on a straight-line basis over amounts receivable according to the provisions of the lease, after deducting an estimated amount for amounts not recoverable.


BORROWING ARRANGEMENTS

The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million which is guaranteed by ML&P until the Center attains a defined level of net operating income.

Scheduled principal maturities for the next five years from 2000 through 2004 are as follows: $1,019,000, $1,126,000, $1,228,000,
$1,338,000 and $1,459,000.


LEASES

Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $50,347,000 and is receivable during the next five years (2000 through 2004) as follows: $6,532,000, $6,498,000, $6,165,000, $5,337,000,
$4,597,000, respectively, and $21,218,000 thereafter.


CONCENTRATION OF CREDIT RISK

The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and under certain circumstances a security deposit is required.

                        *   *   *   *   *